Exhibit 99.1
RISK FACTORS
RISKS RELATED TO REAL ESTATE INVESTMENTS
We invest primarily in regional mall shopping centers and other retail properties, which are subject to a number of significant risks which are beyond our control
Real property investments are subject to varying degrees of risk that may affect the ability of our retail properties to generate sufficient revenues. A number of factors may decrease the income generated by a retail property, including:
•	the regional and local economy, which may be negatively impacted by plant closings, industry slowdowns, adverse weather conditions, natural disasters and other factors;
•	local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants;
•	perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property;
•	the convenience and quality of competing retail properties and other retailing options such as the Internet;
•	changes in laws and regulations applicable to real property, including tax and zoning laws; and
•	changes in interest rate levels and the availability and cost of financing.
If we are unable to generate sufficient revenue from our retail properties, including those held by joint ventures, we will be unable to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions from our joint ventures and then, in turn, to our stockholders.
We depend on leasing space to tenants on economically favorable terms and collecting rent from these tenants, who may not be able to pay
Our results of operations will depend on our ability to continue to lease space in our properties on economically favorable terms. If the sales of stores operating in our centers decline sufficiently, tenants might be unable to pay their existing minimum rents or expense recovery charges, since these rents and charges would represent a higher percentage of their sales. If our tenants’ sales decline, new tenants would be less likely to be willing to pay minimum rents as high as they would otherwise pay. In addition, as substantially all of our income is derived from rentals of real property, our income and cash available for distribution to our stockholders would be adversely affected if a significant number of tenants were unable to meet their obligations to us. During times of economic recession, these risks will increase.
Bankruptcy or store closures of tenants may decrease our revenues and available cash
A number of companies in the retail industry, including some of our tenants, have declared bankruptcy or voluntarily closed certain of their stores in recent years. The bankruptcy or closure of a major tenant, particularly an Anchor tenant, may have a material adverse effect on the retail properties affected and the income produced by these properties and may make it substantially more difficult to lease the remainder of the affected retail properties. Our leases generally do not contain provisions designed to ensure the creditworthiness of the tenant. As a result, the bankruptcy or closure of a major tenant could result in a lower level of cash available for distribution to our stockholders.

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We may be negatively impacted by department store consolidations
Department store consolidations, such as K-Mart’s acquisition of Sears and Federated’s pending acquisition of May Department Stores may result in the closure of existing department stores and we may be unable to re-lease this area or to re-lease it on comparable or more favorable terms. Other tenants may be entitled to modify the terms of their existing leases in the event of such closures. Additionally, department store closures could result in decreased customer traffic which could lead to decreased sales at other stores. Rents obtained from other tenants may also be adversely impacted. Consolidations may also negatively affect current and future development and redevelopment projects
It may be difficult to buy and sell real estate quickly, and transfer restrictions apply to some of our mortgaged properties
Equity real estate investments are relatively illiquid, and this characteristic tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our income and cash available for distribution to our stockholders would be adversely affected. A significant portion of our properties are mortgaged to secure payment of indebtedness, and if we were unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect the level of cash available for distribution to our stockholders. If persons selling properties to us wish to defer the payment of taxes on the sales proceeds, we are likely to pay them in units of limited partnership interest in the Operating Partnership. In transactions of this kind, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.
RISKS RELATED TO OUR BUSINESS
We may develop or expand new properties, and this activity is subject to various risks
We intend to continue to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will be subject to various risks, including the following:
•	we may abandon development or expansion activities;
•	construction costs of a project may exceed original estimates or available financing, possibly making the project unfeasible or unprofitable;
•	we may not be able to obtain financing or to refinance construction loans, which generally have full recourse to us;
•	we may not be able to obtain zoning, occupancy or other required governmental permits and authorizations;
•	occupancy rates and rents at a completed project may not meet projections and, therefore, the project may not be profitable; and
•	we may need Anchor, mortgage lender and property partner approvals, if applicable, for expansion or redevelopment activities.
If a development project is unsuccessful, our loss could exceed our investment in the project.

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If we are unable to manage our growth effectively, our financial condition and results of operations may be adversely affected
We have experienced rapid growth in recent years, increasing our total consolidated assets from approximately $1.8 billion at December 31, 1996 to approximately $25.4 billion at June 30, 2005. We may continue this rapid growth for the foreseeable future by acquiring or developing properties when we believe that market circumstances and investment opportunities are attractive. We may not, however, be able to manage our growth effectively or to maintain a similar rate of growth in the future, and the failure to do so may have a material adverse effect on our financial condition and results of operations.
We may incur costs to comply with environmental laws
Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner’s ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or some renovations or remodeling and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management of our properties, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.
Each of our properties has been subjected to varying degrees of environmental assessment at various times. However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs to us.
We are in a competitive business
There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. In addition, retailers at our properties face continued competition from discount shopping centers, lifestyle centers, outlet malls, wholesale and discount shopping clubs, direct mail, telemarketing, television shopping networks and shopping via the Internet. Competition of this type could adversely affect our revenues and cash available for distribution to our stockholders.
We compete with other major real estate investors with significant capital for attractive investment opportunities. These competitors include other REITs, investment banking firms and private institutional investors. This competition has increased prices for commercial properties and may impair our ability to make suitable property acquisitions on favorable terms in the future.
We may not be able to obtain capital to make investments
We depend primarily on external financing to fund the growth of our business. This is because one of the requirements of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” for a REIT generally is that it distributes 90% of its net taxable income, excluding net capital gains, to its stockholders. Our access to debt or equity financing depends on banks’ willingness to lend to us and on conditions in the capital markets in general. We and other companies in the real estate industry have experienced less favorable terms for bank loans and capital markets financing from time to time. Although we believe, based on current market conditions, that we will be able to finance investments we

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wish to make in the foreseeable future, financing might not be available on acceptable terms or may be affected by the amount of debt we have outstanding as a result of the TRC Merger.
Some of our potential losses may not be covered by insurance
We carry comprehensive liability, fire, flood, earthquake, terrorism, extended coverage and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, some types of losses, including lease and other contract claims, that generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If this happens, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.
If the Terrorism Risk Insurance Act is not extended beyond 2005, we may incur higher insurance costs and greater difficulty in obtaining insurance which covers terrorist-related damages. Our tenants may also experience similar difficulties.
We are subject to risks that affect the general retail environment
Our concentration in the regional mall market means that we are subject to factors that affect the retail environment generally, including the level of consumer spending, the willingness of retailers to lease space in our shopping centers, department store consolidations and tenant bankruptcies. In addition, we are exposed to the risk that terrorist activities, or the threat of such activities, may discourage consumers from visiting our malls and impact consumer confidence.
Inflation may adversely affect our financial condition and results of operations
Should inflation increase in the future, we may experience any or all of the following:
•	decreasing tenant sales as a result of decreased consumer spending which could result in lower percentage rents;
•	difficulty in replacing or renewing expiring leases with new leases at higher base and/or percentage rents; and
•	an inability to receive reimbursement from our tenants for their share of certain operating expenses, including common area maintenance, real estate taxes and insurance.
Inflation also poses a potential threat to us due to the probability of future increases in interest rates. Such increases would adversely impact us due to our outstanding variable-rate debt as well as result in higher interest rates on new fixed-rate debt.
RISKS RELATED TO OUR ORGANIZATIONAL AND FINANCIAL STRUCTURE THAT GIVE RISE TO OPERATIONAL AND FINANCIAL RISKS
Our substantial indebtedness could adversely affect our financial health and operating flexibility
We have a substantial amount of indebtedness. As of June 30, 2005, we had an aggregate consolidated indebtedness outstanding of approximately $20.5 billion, approximately $13.3 billion of which was secured by our properties. A majority of the secured indebtedness was non-recourse to us, while approximately $7.2 billion of our aggregate indebtedness was unsecured, recourse indebtedness of the Operating Partnership and consolidated subsidiaries. This indebtedness does not include our proportionate share of indebtedness incurred by our joint ventures. As a result of this substantial indebtedness, we are required to use a material portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available for other desirable business opportunities.

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Our substantial indebtedness could have important consequences to us and the value of our common stock including:
•	limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy or other purposes;
•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;
•	increasing our vulnerability to general adverse economic and industry conditions;
•	limiting our ability to capitalize on business opportunities, including the acquisition of additional properties, and to react to competitive pressures and adverse changes in government regulation;
•	limiting our ability or increasing the costs to refinance indebtedness; and
•	limiting our ability to enter into marketing and hedging transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions.
The terms of the 2004 Credit Facility obtained in conjunction with the TRC Merger contain covenants and events of default that may limit our flexibility and prevent us from taking certain actions or result in the acceleration of our obligations under the facility
The terms of the 2004 Credit Facility require us to satisfy certain customary affirmative and negative covenants and to meet financial ratios and tests including ratios and tests based on leverage, interest coverage and net worth. The covenants under our 2004 Credit Facility affect, among other things, our ability to:
•	incur indebtedness;
•	create liens on assets;
•	sell assets;
•	make capital expenditures; and
•	engage in mergers and acquisitions.
Given the restrictions in our debt covenants on these and other activities, we may be restricted in our ability to pursue other acquisitions, may be significantly limited in our operating and financial flexibility and may be limited in our ability to respond to changes in our business or competitive activities.
A failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the 2004 Credit Facility and would allow the lenders to accelerate our debt under such facility. If our debt is accelerated, our assets may not be sufficient to repay such debt in full.
We share control of some of our properties with other investors and may have conflicts of interest with those investors
As of June 30, 2005, we had partial interests in retail and commercial properties (referred to in this Quarterly Report as the “Unconsolidated Properties.” We generally make all operating decisions for these properties, but we are required to make other decisions with the other investors who have interests in the relevant property or properties. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. We might not have the same interests as the other investors in relation to these transactions. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducement to the other investors to obtain a favorable resolution.

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In addition, various restrictive provisions and rights apply to sales or transfers of interests in our jointly owned properties. These may work to our disadvantage because, among other things, we might be required to make decisions about buying or selling interests in a property or properties at a time that is disadvantageous to us or we might be required to purchase the interests of our partners in our jointly owned properties.
Bankruptcy of joint venture partners could impose delays and costs on us with respect to the jointly owned retail properties
The bankruptcy of one of the other investors in any of our jointly owned shopping centers could materially and adversely affect the relevant property or properties. Under the bankruptcy laws, we would be precluded by the automatic stay from taking some actions affecting the estate of the other investor without prior approval of the bankruptcy court, which would, in most cases, entail prior notice to other parties and a hearing in the bankruptcy court. At a minimum, the requirement to obtain court approval may delay the actions we would or might want to take. If the relevant joint venture through which we have invested in a property has incurred recourse obligations, the discharge in bankruptcy of one of the other investors might result in our ultimate liability for a greater portion of those obligations than we would otherwise bear.
Payments by our direct and indirect subsidiaries of dividends and distributions to us may be adversely affected by prior payments to these subsidiaries’ creditors and preferred security holders
Substantially all of our assets are owned through our general partnership interest in the Operating Partnership, including TRCLP. The Operating Partnership holds substantially all of its properties and assets through subsidiaries, including subsidiary partnerships, limited liability companies and corporations that have elected to be taxed as REITs. The Operating Partnership therefore derives substantially all of its cash flow from cash distributions to it by its subsidiaries, and we, in turn, derive substantially all of our cash flow from cash distributions to us by the Operating Partnership. The creditors and preferred security holders, if any, of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary’s obligations to them, when due and payable, before that subsidiary may make distributions to us. Thus, the Operating Partnership’s ability to make distributions to its partners, including us, depends on its subsidiaries’ ability first to satisfy their obligations to their creditors and preferred security holders, if any, and then to make distributions to the Operating Partnership. Similarly, our ability to pay dividends to holders of our common stock depends on the Operating Partnership’s ability first to satisfy its obligations to its creditors and preferred security holders, if any, and then to make distributions to us.
In addition, we will have the right to participate in any distribution of the assets of any of our direct or indirect subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary only after the claims of the creditors, including trade creditors, and preferred security holders, if any, of the subsidiary are satisfied. Our common stockholders, in turn, will have the right to participate in any distribution of our assets upon the liquidation, reorganization or insolvency of us only after the claims of our creditors, including trade creditors, and preferred security holders, if any, are satisfied.
We might fail to qualify or remain qualified as a REIT
Although we believe that we will remain structured and will continue to operate so as to qualify as a REIT for federal income tax purposes, we might not continue to be so qualified. Qualification as a REIT for federal income tax purposes involves the application of highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations. Therefore, the determination of various factual matters and circumstances not entirely within our control may impact our ability to qualify as a REIT. In addition, legislation, new regulations, administrative interpretations or

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court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the federal income tax consequences of qualification as a REIT.
If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income and federal income tax. The corporate level income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to stockholders would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for the taxable years following the year during which qualification was lost. Notwithstanding that we currently intend to operate in a manner designed to allow us to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and the best interest of our stockholders to revoke the REIT election.
An ownership limit and certain anti-takeover defenses and applicable law may hinder any attempt to acquire us
The Ownership Limit. Generally, for us to maintain our qualification as a REIT under the Code, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. The Code defines “individuals” for purposes of the requirement described in the preceding sentence to include some types of entities. In general, under our Second Amended and Restated Certificate of Incorporation, as amended (our “Certificate”), no person other than Martin Bucksbaum (deceased), Matthew Bucksbaum (the Chairman of our Board of Directors), their families and related trusts and entities, including M.B. Capital Partners III, may own more than 7.5% of the value of our outstanding capital stock. However, our Certificate also permits our company to exempt a person from the 7.5% ownership limit upon the satisfaction of certain conditions which are described in our Certificate.
Selected Provisions of our Charter Documents. Our board of directors is divided into three classes of directors. Directors of each class are chosen for three-year staggered terms. Staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of our company, even though a tender offer or change in control might be in the best interest of our stockholders. Our charter authorizes the board of directors:
•	to cause us to issue additional authorized but unissued shares of common stock or preferred stock;
•	to classify or reclassify, in one or more series, any unissued preferred stock; and
•	to set the preferences, rights and other terms of any classified or reclassified stock that we issue.
Stockholder Rights Plan. We have a stockholder rights plan which will impact a potential acquirer unless the acquirer negotiates with our board of directors and the board of directors approves the transaction.
Selected Provisions of Delaware Law. We are a Delaware corporation, and Section 203 of the Delaware General Corporation Law applies to us. In general, Section 203 prevents an “interested stockholder,” as defined in the next sentence, from engaging in a “business combination,” as defined in

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the statute, with us for three years following the date that person becomes an interested stockholder unless:
•	before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;
•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of the company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or
•	following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.
The statute defines “interested stockholder” to mean generally any person that is the owner of 15% or more of our outstanding voting stock or is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.
Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.
We have partners who have tax protection arrangements and other tax-related obligations to certain partners
We own properties through partnerships which have arrangements in place that protect the deferred tax situation of our existing third party limited partners. Violation of these arrangements could impose costs on us. As a result, we may be restricted with respect to decisions such as financing, encumbering, expanding or selling these properties.
Several of our joint venture partners are tax-exempt. As such, they are taxable to the extent of their share of unrelated business taxable income generated from these properties. As the managing partner in these joint ventures, we have obligations to avoid the creation of unrelated business taxable income at these properties. As a result, we may be restricted with respect to decisions such as financing and revenue generation with respect to these properties.
RISKS RELATED TO THE TRC MERGER
We may be unable to integrate the operations of TRCLP successfully and may not realize the full anticipated benefits of the TRC Merger
Achieving the anticipated benefits of the TRC Merger will depend in part upon our ability to integrate the two companies’ businesses in an efficient and effective manner. Our attempt to integrate two companies that have previously operated independently may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. In particular, the necessity of coordinating geographically dispersed organizations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration will continue to require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day operations of the businesses of the combined company. The

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process of integrating operations may cause further interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the further loss of key personnel. In, addition, we may face difficulties integrating aspects of the combined company’s businesses that we have not historically focused on, such as the community development business. Any inability of management to integrate the operations of TRCLP successfully could cause us to not fully achieve the expected benefits of the TRC Merger.
Limitations on the sale of the TRCLP assets may affect our cash flow
We may be restricted in our ability to dispose of certain TRCLP assets until the ten-year period after TRC’s election of REIT status expires in 2008 due to the potential incurrence of substantial tax liabilities on such dispositions due to applicable REIT regulations.
Representatives of the holders of interests of a Contingent Stock Agreement (the “CSA”) have asserted that the TRC Merger is a prohibited transaction
We have assumed the obligations of TRC under the CSA. The assumption includes the obligation under the CSA to issue shares of common stock twice a year to the beneficiaries under the CSA. The number of shares is based upon our stock price and upon a formula set forth in the CSA. Such issuances could be dilutive to our existing stockholders if we are unable to repurchase a corresponding number of shares through our publicly announced stock repurchase program. Notwithstanding our assumption of the CSA, there is an on-going dispute with the beneficiaries, who are taking the position that the TRC Merger violates certain portions of the CSA in that the TRC Merger is a “prohibited transaction” because the TRC Merger, among other things, had a prejudicial effect on the beneficiaries with respect to their non-taxable receipt of securities under the CSA. We have provided the beneficiaries with certain indemnification rights relating to this issue. We also believe that all applicable requirements of the CSA have been satisfied in connection with the TRC Merger and, therefore, the TRC Merger does not constitute a “prohibited transaction.” However, we might not be able to favorably resolve these issues.
RISKS RELATED TO OUR COMMON STOCK
Our common stock price may be volatile, and consequently investors may not be able to resell their common stock at or above their purchase price
The price at which our common stock will trade may be volatile and may fluctuate due to factors such as:
•	our historical and anticipated quarterly and annual operating results;
•	variations between our actual results and analyst and investor expectations or changes in financial estimates and recommendations by securities analysts;
•	the performance and prospects of our industry;
•	the depth and liquidity of the market for our common stock;
•	investor perception of us and the industry in which we operate;
•	domestic and international economic conditions;
•	the extent of institutional investor interest in us;
•	the reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;
•	our financial condition and performance; and
•	general market conditions and trends.
Fluctuations may be unrelated to or disproportionate to our financial performance. These fluctuations may result in a material decline in the trading price of our common stock.

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Future sales of our common stock may depress our stock price
As of June 30, 2005, approximately 62.8 million shares of common stock were reserved for issuance upon exercise of conversion and/or redemption rights as to units of limited partnership interest in the operating partnership. Under our shelf registration statement, we may offer from time to time up to $2 billion worth of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and/or purchase units. Approximately $500 million was drawn against this shelf in connection with our November 2004 warrants offering. An additional 3.5 million shares of our common stock remain reserved for issuance under the CSA we assumed in connection with the TRC Merger. In addition, we have reserved a number of shares of common stock for issuance under our option and other benefit plans for employees and directors and in connection with certain other obligations, and these shares will be available for sale from time to time. Although we have publicly announced a stock repurchase program designed to offset the dilution resulting from issuances pursuant to the CSA and our employee option plan, there is no certainty that we will be successful in acquiring a sufficient number of shares at an acceptable price to accomplish this goal. No prediction can be made as to the effect, if any, that these and other future sales of our common stock, or the availability of common stock for future sales, will have on the market price of the stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.
Increases in market interest rates may hurt the market price of our common stock
We believe that investors consider the distribution rate on REIT stocks, expressed as a percentage of the price of the stocks, relative to market interest rates as an important factor in deciding whether to buy or sell the stocks. If market interest rates go up, prospective purchasers of REIT stocks may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for us to distribute and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

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